

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

92380



04025286

April 2, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/2/2004

Re: Southwest Airlines Co.
Incoming letter dated March 29, 2004

Dear Mr. Chevedden:

This is in response to your letter dated March 29, 2004 concerning the shareholder proposal submitted to Southwest by John Chevedden. On February 24, 2004, we issued our response expressing our informal view that unless the proponent provides Southwest with a proposal and supporting statement revised in a specified manner, Southwest could exclude portions of the supporting statement. On March 31, 2004, we issued an additional response expressing our informal view that, in light of Southwest's representation that it has adopted a policy that requires shareholder approval in adopting any rights plan, there appeared to be some basis for its view that it may exclude the proposal from its proxy materials for its upcoming annual meeting.

Although we received your letter dated March 29, 2004 before we issued our response, we inadvertently failed to reference your letter in our response. We have, therefore, reviewed the information in your letter. After reviewing this information, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Mark Shaw
Senior Attorney
General Counsel Department
Southwest Airlines Co.
P.O. Box 36611
2702 Love Field Dr.
Dallas, TX 75235-1611

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

FX: 202-942-9525 March 29, 2004

4-2

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to Second Company No Action Request
Fallacious company argument that substituting a one-year poison pill vote avoidance policy purportedly implements a separate ballot item vote on any poison pill
Southwest Airlines Co. (Feb. 24, 2004)

Ladies and Gentlemen:

The company failed to disclose that it failed to respond to the recent shareholder input which could have resulted in a withdrawal of the shareholder proposal. As a result the March 18, 2004 last-minute company letter to the Staff came as a complete surprise to the shareholder. This request to the Staff for reconsideration came as a brusque rejection of the shareholder attempt to reach an agreement with the company.

The company conduct is objectionably misleading

The company conduct is objectionably misleading because the company seeks to falsely portray itself as the only party interested in reaching an agreement. The fact that the two letters that the company refers to are both dated March 18 is an implicit company acknowledgement that there was no advance notice to the shareholder.

A company response to the proponent's input could have made the company's threshold-of-publication letter to the Staff unnecessary. The company provided no evidence of any offer to the proponent to reach an agreement on withdrawing the proposal or any purported shareholder rejection of a company offer.

Although the company is now requesting last-minute consideration for itself, the company failed to provide a timely management position statement to the proponent following the proponent's revised shareholder proposal.

In fact the disingenuous and untimely management position statement highlights the differences between the company response and the shareholder proposal. The company position statement responding to this proposal is fundamentally opposed to the concept of substantial implementation in declaring the shareholder proposal "overly restrictive."

"Overly restrictive" means extremely obstructive or obstructive beyond reason. Thus the company is in the contradictory position of claiming it has made substantial implementation of an extremely obstructive policy. If this is in fact the case the board may raise questions on whether it has violated its fiduciary duty in a purported substantial implementation of an extremely obstructive policy.

The company tellingly does not address key distinctions in the proposal to the company compared to the proposals in its cited cases.

The shareholder proposal to the company does not have the same key text as the company-cited cases

1. The Staff Response letter in Hewlett-Packard Company (Dec. 24, 2003) stated "The proposal clarifies that directors have discretion in responding to shareholder votes." The proposal to the company does not have this text.

2. The Staff Response letter in Marathon Oil Corporation (Jan. 16, 2004) stated "The proposal gives directors the 'discretion to set the earliest election date and in responding to shareholder votes.'" The proposal to the company does not have this text.

The company did not voice any objection to the shareholder proposal revised according to Southwest Airlines Co. (Feb. 24, 2004). The Resolved statement calls for "a shareholder vote as a separate ballot item" in two separate places.

Furthermore at this late date the purported company policy on poison pills is not finalized.

In regard to any purported company beliefs of exceptions under Texas law – the company provides no a "supporting opinion of counsel … on matters of state or foreign law."

The company is claiming a new type precedent to allow the substitution of a pill vote avoidance plan to equal substantial implementation of a poison pill vote

The company is attempting to set a new precedent for a finding of substantial implementation based the substitution of an avoidance of the original proposal provision, in particular a separate ballot item shareholder vote. However the company has not provided an argument to purportedly establish the concept under rule 14a-8 that a plan to avoid a key original proposal provision, a shareholder vote, equals substantial implementation of the original proposal.

The company substitution plan is clearly intended to avoid the provision of the original shareholder proposal.

The company fallaciously claims that allowing fixed-term poison pills is the same as the requested shareholder vote explicitly as a separate ballot item

The key point of this proposal is a shareholder vote. The proposal makes no suggestion that there is a substitute for a shareholder vote. The company does not claim that the proposal implies there is a substitute for a shareholder vote. Yet the company policy is a vote-avoidance plan.

The company policy gives an easy-out default to eliminate any shareholder vote prior to adopting a poison pill. This easy-out default then has the domino effect of closing the door entirely to any future shareholder pill vote whatsoever. A minimum majority of the board need only concur based on an easily met generalization or sentiment.

The easily met generalization is "the Board ... determines that, under the [unspecified] circumstances existing at the time, it is in the best interest of Southwest Airlines and its shareholders to adopt a Shareholder Rights Plan without delay." The company is well-positioned to argue at the appropriate time that almost any unspecified circumstance or sentiment meets this requirement.

Easy default to a reloadable fixed-term poison pills without any future shareholder vote
After this easy-out loophole to entirely eliminate a vote as a separate ballot item then the policy defaults to a fixed-term for poison pills. There is no revolving-door control over this pill free-adoption policy, with a fixed-term provision. There is nothing to prevent it from being used as an endlessly revolving poison-pill adoption and re-adoption without ever having the called-for "shareholder vote as a separate ballot item." In other words the company now has an established shareholder vote avoidance policy which is easy to navigate.

This is not a proposal for reloadable fixed-term poison pills
There is no reference to a poison pill fixed-term in the entire proposal. There is no text in the proposal remotely suggesting that a fixed-term for a poison pill is a substitute for a vote as a separate ballot item.

A fixed-term poison pill may be equally effective in discouraging a specific profitable offer for our stock as a poison pill with a 10-year term. The company policy allows the use of revolving-door poison pills any time management feels uncomfortable without a poison pill.

The company poison pill term policy can simply sit on the shelf ready to spring into action at almost the whim of the board without ever conducting the requested shareholder vote as a separate ballot item. Then the policy can go back on the shelf ready to spring again wherever desired.

The fallacious company argument is that setting a term for a corporate governance policy is a substitute for a vote on the policy as a separate ballot item. This argument is particularly fallacious in regard to a poison pill because profitable offers for stock don't usually linger for one year waiting for a poison pill term to expire.

The company inserted the potentially hostile provision in its Exhibit B Policy which formalizes an annual opportunity to reverse the company "Policy." This is item 3 which states "The Nomination and Corporate Governance Committee shall review this policy statement at least on an annual basis and report to the Board of Directors ...." The company does not address this potentially hostile provision or defend it.

The intent of a vote is reinforced by the shareholder proposal specifying in two places the vote is to be "as a separate ballot item."

Sincerely,



John Chevedden
Shareholder

cc: Herbert Kelleher